                                                                      Exhibit 12





               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Amounts in thousands except ratios)
                                  (Unaudited)



                                                              Year Ended December 31,
                                            -----------------------------------------------------------
                                              1994       1993(1)      1992(1)      1991(1)      1990(1)
                                            --------    --------     --------     --------     --------
Earnings:
  Income before income taxes and
   cumulative effect of changes
   in accounting principles                 $ 54,060    $113,234     $ 93,399     $122,218     $240,460

  Adjustments:
    Net interest expense (2)                   9,823      12,393       14,555       13,021       42,373
    Amortization of capitalized
     interest                                  1,928       1,814        1,410        1,668        1,236
    Portion of rental expense
     representative of interest                  825         800        1,088        1,572        2,017
    Minority interest of majority-
     owned subsidiaries that have
     fixed charges                              -         11,113        7,580       12,455       14,021
    Undistributed income of less
     than 50% owned entities                 (16,089)     (3,526)        -            -          (7,460)
                                            --------    --------     --------     --------     --------
                                            $ 50,547    $135,828     $118,032     $150,934     $292,647
                                            ========    ========     ========     ========     ========


Fixed Charges:
  Net interest expense (2)                  $  9,823    $ 12,393     $ 14,555     $ 13,021     $ 42,373
  Capitalized interest                        19,618       8,480        2,405         -            -
  Portion of rental expense
   representative of interest                    825         800        1,088        1,572        2,017
                                             -------    --------     --------     --------     --------
                                            $ 30,266    $ 21,673     $ 18,048     $ 14,593     $ 44,390
                                            ========    ========     ========     ========     ========

Ratio of Earnings to Fixed Charges               1.7         6.3          6.5         10.3          6.6
                                                 ===         ===         ====         ====          ===

(1) The computations for the years ended December 31, 1993, 1992, 1991 and 1990 are for Newmont Mining Corporation ("NMC"), Newmont Gold Company's ("NGC") parent. Computations for these periods are presented for NMC because management believes they are more relevant than NGC's historical computations for the same periods due to the fact that effective January 1, 1994 NGC acquired essentially all of NMC's assets and assumed essentially all of NMC's liabilities. The computations are reflective of what they would have been for NGC had this transaction occurred at the beginning of 1990. NGC was fully consolidated into NMC in all periods. From 1990 to 1993, NGC had no significant fixed charges.

(2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.